SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                     -----------------------

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                       TEMPLE-INLAND INC.
     (Exact name of registrant as specified in its charter)

            Delaware                          75-1903917
     (State of Incorporation                (IRS Employer
        or Organization)                  Identification No.)

         Temple-Inland Inc.
      303 South Temple Drive
           Diboll, Texas                         75941
  (Address of principal executive offices)     (Zip Code)

     If this form relates to      If this form relates to
     the registration of a        the registration of a
     class of securities          class of securities
     pursuant to Section 12(b)    pursuant to Section 12(g)
     of the Exchange Act and is   of the Exchange Act and is
     effective pursuant to        effective pursuant to
     General Instruction A.(c),   General Instruction A.(d),
     please check the following   please check the following
     box.  [x ]                   box.  [  ]

      Securities Act registration statement file number to which this form relates: -------------- (If applicable)

     Securities to be registered pursuant to Section 12(b) of the
Act:

     Title of Each Class           Name of Each Exchange on Which
     to be so Registered           Each Class is to be Registered
     -------------------           ------------------------------
     Preferred Share Purchase      New York Stock Exchange
            Rights                 The Pacific Exchange

     Securities to be registered pursuant to Section 12(g) of the
Act:

                              None
                        (Title of Class)

Item 1.   Description of Registrant's Securities To Be
          Registered.

     On February 5, 1999, the Board of Directors of Temple-Inland Inc., a Delaware corporation (the "Company"), authorized and granted to each holder of a share of the common stock, par value $1.00 per share, of the Company (the "Common Stock") outstanding at the close of business on February 20, 1999 (the "Record Date"), one-half of a right (the "Rights") for each share of Common Stock held as of the Record Date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $200 (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 20, 1999 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent.

     Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding Common Stock (the "Stock Acquisition Date") or (ii) ten business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 25 percent or more of the outstanding Common Stock.

     The Rights Agreement provides that, until the Distribution
Date (as defined in the Rights Agreement), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with Common Stock certificates and
(ii) the surrender for transfer of any certificates for Common
Stock outstanding will also constitute the transfer of the Rights
Associated with the Common Stock represented by such certificate.
As soon as practicable following the Distribution Date, Right
Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.
Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 20, 2009, unless earlier redeemed or extended by the Company as described below.

     In the event that (i) a person or group becomes the beneficial owner of 25 percent or more of the then outstanding shares of Common Stock (other than pursuant to an offer for all outstanding shares of Common Stock that at least a majority of the members of the Board of Directors of the Company who are not officers of the Company and who are not representatives, nominees, Affiliates, or Associates of an Acquiring Person determines to be fair and otherwise in the best interests of the Company and its stockholders), (ii) the Company is the surviving corporation in a merger with an Acquiring Person, or any Associate or Affiliate thereof, and the Common Stock is not changed or exchanged, (iii) an Acquiring Person, or any Associate or Affiliate thereof, engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in the ownership interest of such Acquiring Person, or any Associate of Affiliate thereof, being increased by more that one percent (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.
However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above), for $200. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $200.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged (other than a merger that follows an offer described in clause (i) of the second preceding paragraph) or (ii) more than 50 percent of the Company's assets or earning power is sold or transferred each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. No fractional Units will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time after the date of the Rights Agreement until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per

Right (the "Redemption Price"), payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. After the redemption period has expired, the Company's right of redemption may be reinstated if, pursuant to a transaction or series of transactions not involving the Company, the beneficial ownership of an Acquiring Person is reduced to ten percent or less of the outstanding shares of Common Stock.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that a Triggering Event shall occur.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or in any other respect that will not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     As of February 18, 1999, there were 55,602,690 shares of Common Stock outstanding, 5,786,862 shares of Common Stock held in treasury, and approximately 7,195,442 shares of Common Stock issuable under employee benefit plans sponsored by the Company or its subsidiaries. Each outstanding share of Common Stock on February 20, 1999, will receive one-half of a Right. As long as the Rights are attached to the Common Shares, and in certain other circumstances specified in the Rights Agreement, the Company will issue one-half of a Right for each share of Common Stock issued on or after February 20, 1999. There will be 1,000,000 shares of Preferred Stock reserved for issuance upon exercise of the Rights.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) ten days following the Stock Acquisition Date or (ii) February 20, 2009, redeem all but not less than all the then outstanding Rights at the Redemption Price.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.

Exhibit No.    Exhibit

     1    -    Form of Rights Agreement, dated as of
               February 20, 1999, between Temple-Inland Inc. and
               First Chicago Trust Company of New York, as Rights
               Agent, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the
               Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) ten business days following a Stock Acquisition Date or (ii) ten business days following the commencement of a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 25 percent or more of the outstanding Common Stock.

                            SIGNATURE

     Pursuant to be requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   TEMPLE-INLAND INC.



Date:  February 19, 1999           By: /s/ M. Richard Warner
                                      -----------------------
                                   Name: M. Richard Warner
                                   Title: Vice President, General
                                          Counsel and Secretary

                          EXHIBIT INDEX


Exhibit
  No.                  Description                           Page

   1    -    Form of Rights Agreement,                        8
             dated as of February 20, 1999, between
             Temple-Inland Inc. and First Chicago
             Trust Company of New York, as Rights
             Agent, which includes as Exhibit A
             thereto the Form of Rights
             Certificate.  Pursuant to the Rights
             Agreement, Rights Certificates will
             not be mailed until after the earlier
             of (i) ten business days following a
             Stock Acquisition Date or (ii) ten
             business days following the
             commencement of a tender offer or
             exchange offer by any person or group
             if upon consummation thereof, such
             person or group would be the
             beneficial owner of 25 percent or more
             of the outstanding Common Stock.